               Chubb Group of Insurance Companies

         15 Mountain View Road, Warren, New Jersey 07059

                    FEDERAL INSURANCE COMPANY

              Incorporated under the laws of Indiana

       a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100

                    Indianapolis, IN 46204-1927

                           DECLARATIONS

________________________________________________________________

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

Bond Number: 81951475

NAME OF ASSURED (including its Subsidiaries):

MARSHALL FUNDS, INC.

C/O M & I INVESTMENT MANAGEMENT CORP.

1000 NORTH WATER STREET

MILWAUKEE, WISC 53202

ITEM 1. BOND PERIOD: from 12:01 a.m. on September 1, 2006

                                            to 12:01 a.m. on September 1, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If ‘Not Covered’ is inserted below opposite any specified

INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted.  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any

Investment Company.

				DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY		AMOUNT

1.	Employee		$5,000,000	$100,000
2.	On Premises		$5,000,000	$100,000
3.	In Transit		$5,000,000	$100,000
4.	Forgery or Alteration		$5,000,000	$100,000
5.	Extended Forgery		$5,000,000	$100,000
6.	Counterfeit Money		$5,000,000	100,000
7.	Threats to Person	$	Not Covered	$ Not Covered
8.	Computer System		$5,000,000	$100,000
9.	Voice Initiated Funds Transfer
	Instruction		$5,000,000	$100,000
10.	Uncollectible Items of Deposit		$5,000,000	$100,000
11.	Audit Expense		$5,000,000	$100,000
12.	Telefacsimile Inst. Fraud		$5,000,000	$100,000
13.	Stop Payment Order of Refusal		$100,000	$10,000
14.	Unauthorized Signature		$100,000	$10,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE

TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY

HEREWITH:

1-5

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/S/ W. Andrew Macan

W. Andrew Macan

Secretary

/s/ Thomas F. Motamed

Thomas F. Motamed

President

/s/ Robert Hamburger

Robert Hamburger

Authorized Representative

==============================================================

The COMPANY, in consideration of payment of the required

premium, and in reliance on the APPLICATION and all other

statements made and information furnished to the COMPANY by the

ASSURED, and subject to the DECLARATIONS made a part of this

Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee

1.       Loss resulting directly from Larceny or Embezzlement

committed by any Employee, alone or in collusion with others.

On Premises

2.       Loss of Property resulting directly from robbery,

burglary, false pretenses, common law or statutory larceny,

misplacement, mysterious unexplainable disappearance, damage,

destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit

3.       Loss of Property resulting directly from common law or

statutory larceny, misplacement, mysterious unexplainable

disappearance, damage or destruction, while the Property is in transit anywhere:

a.       in an armored motor vehicle, including loading and

unloading thereof,

b.       in the custody of a natural person acting as a

messenger of the ASSURED, or

c.       in the custody of a Transportation Company and being

transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)      written records,

(2)      securities issued in registered form, which are not

endorsed or are restrictively endorsed, or

(3)      negotiable instruments not payable to bearer, which are

not endorsed or are restrictively endorsed.

        Coverage under this INSURING CLAUSE begins immediately

on the receipt of such Property by the natural person or

Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the

addressee located anywhere.

Forgery Or Alteration

4.       Loss resulting directly from:

a.       Forgery on, or fraudulent material alteration of, any

bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises,

orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.       transferring, paying or delivering any funds or other

Property, or establishing any credit or giving any value in

reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the

transfer, payment, delivery or receipt of funds or other

Property, which instructions, advices or applications

fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or

Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered

without the knowledge and consent of such customer, shareholder,

subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

        For the purpose of this INSURING CLAUSE, a mechanically

reproduced facsimile signature is treated the same as a

handwritten signature.

Extended Forgery

5.       Loss resulting directly from the ASSURED having, in

good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.       acquired, accepted or received, accepted or received,

sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1)      bear a Forgery or a fraudulently material alteration,

(2)      have been lost or stolen, or

(3)      be Counterfeit, or

b.       guaranteed in writing or witnessed any signatures on

any transfer, assignment, bill of sale, power of attorney,

guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

        Actual physical possession, and continued actual

physical possession if taken as collateral, of such Securities,

documents or other written instruments by an Employee,

Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items.  Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

        For the purpose of this INSURING CLAUSE, a mechanically

reproduced facsimile signature is treated the same as a

handwritten signature.

Counterfeit Money

6.       Loss resulting directly from the receipt by the ASSURED

in good faith of any Counterfeit money.

Threats To Person

7.       Loss resulting directly from surrender of Property away

from an office of the ASSURED as a result of a threat

communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such

Employee, who is, or allegedly is, being held captive provided,

however, that prior to the surrender of such Property:

a.       the Employee who receives the threat has made a

reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

b.       the ASSURED has made a reasonable effort to notify the

Federal Bureau of Investigation and local law enforcement

authorities concerning such threat.

        It is agreed that for purposes of this INSURING CLAUSE,

any Employee of the ASSURED, as set forth in the preceding

paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System

8.       Loss resulting directly from fraudulent:

a.       entries of data into, or

b.       changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change

causes:

(1)      funds or other property to be transferred, paid or

delivered,

(2)      an account of the ASSURED or of its customer to be

added, deleted, debited or credited, or

(3)      an unauthorized account or a fictitious account to be

debited or credited.

Voice Initiated Funds Transfer Instruction

9.       Loss resulting directly from Voice Initiated Funds

Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment

Company shares from a Customer’s account, provided such Voice

Initiated Funds Transfer Instruction was:

a.       received at the ASSURED’S offices by those Employees of

the ASSURED specifically authorized to receive the Voice

Initiated Funds Transfer Instruction,

b.       made by a person purporting to be a Customer, and

c.       made by said person for the purpose of causing the

ASSURED or Customer to sustain a loss or making an improper

personal financial gain for such person or any other person.

        In order for coverage to apply under this INSURING

CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated

Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10.      Loss resulting directly from the ASSURED having

credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be

uncollectible, provided that the crediting of such account

causes:

a.       redemptions or withdrawals to be permitted,

b.       shares to be issued, or

c.       dividends to be paid,

from an account of an Investment Company.

        In order for coverage to apply under this INSURING

CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

        Items of Deposit shall not be deemed uncollectible until

the ASSURED’S standard collection procedures have failed.

Audit Expense

11.      Expense incurred by the ASSURED for that part of the

cost of audits or examinations required by any governmental

regulatory authority or self-regulatory organization to be

conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured

A.       If more than one corporation, or Investment Company, or

any combination of them is included as the ASSURED herein:

(1)      The total liability of the COMPANY under this Bond for

loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)      Only the first named ASSURED shall be deemed to be the

sole agent of the others for all purposes under this Bond,

including but not limited to the giving or receiving of any

notice or proof required to be given and for the purpose of

effecting or accepting any amendments to or termination of this

Bond.  The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3)      The COMPANY shall not be responsible for the proper

application of any payment made hereunder to the first named

ASSURED.

(4)      Knowledge possessed or discovery made by any partner,

director, trustee, officer or supervisory employee of any

ASSURED shall constitute knowledge or discovery by all the

ASSUREDS for the purposes of this Bond.

(5)      If the first named ASSURED ceases for any reason to be

covered under this Bond, then the ASSURED next named on the

APPLICATION shall thereafter be considered as the first named

ASSURED for the purposes of this Bond.

Representation Made By Assured

B.       The ASSURED represents that all information it has

furnished in the APPLICATION for this Bond or otherwise is

complete, true and correct. Such APPLICATION and other

information constitute part of this Bond.

        The ASSURED must promptly notify the COMPANY of any

change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

        Any intentional misrepresentation, omission, concealment

or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or

Purchase Or Acquisition Of Assets Or Liabilities - Notice To

Company

C.       If the ASSURED, other than an Investment Company, while

this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the

ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)      occurred or will occur on premises, or

(2)      been caused or will be caused by an employee, or

(3)      arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.       gives the COMPANY written notice of the proposed

consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action,

and

b.       obtains the written consent of the COMPANY to extend

some or all of the coverage provided by this Bond to such

additional exposure, and

c.       on obtaining such consent, pays to the COMPANY an

additional premium.

Change Of Control - Notice To Company

D.       When the ASSURED learns of a change in control (other

than in an Investment Company), as set forth in Section 2(a) (9)

of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting

forth:

(1)      the names of the transferors and transferees (or the

names of the beneficial owners if the voting securities are

registered in another name),

(2)      the total number of voting securities owned by the

transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)      the total number of outstanding voting securities.

        Failure to give the required notice shall result in

termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees

E.       The COMPANY will indemnify the ASSURED for court costs

and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully

litigated on the merits and whether or not settled, of any

claim, suit or legal proceeding with respect to which the

ASSURED would be entitled to recovery under this Bond.  However,

with respect to INSURING CLAUSE 1., this Section shall only

apply in the event that:

(1)      an Employee admits to being guilty of Larceny or

Embezzlement,

(2)      an Employee is adjudicated to be guilty of Larceny or

Embezzlement, or

(3)      in the absence of 1 or 2 above, an arbitration panel

agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were

prosecuted.

        The ASSURED shall promptly give notice to the COMPANY of

any such suit or legal proceeding and at the request of the

COMPANY shall furnish copies of all pleadings and pertinent

papers to the COMPANY.  The COMPANY may, at its sole option,

elect to conduct the defense of all or part of such legal

proceeding.  The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY.  The

ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

        If the COMPANY declines to defend the ASSURED, no

settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence,

extent or amount of coverage under this Bond.

        If the amount demanded in any such suit or legal

proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees

incurred in defending all or part of such suit or legal

proceeding.

        If the amount demanded in any such suit or legal

proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM

2. of the DECLARATIONS for the applicable INSURING CLAUSE, the

COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

        If the amount demanded is any such suit or legal

proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the

DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in

defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

        Amounts paid by the COMPANY for court costs and

attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And Limitations

Definitions

1.       As used in this Bond:

a.       Computer System means a computer and all input, output,

processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

b.       Counterfeit means an imitation of an actual valid

original which is intended to deceive and be taken as the

original.

c.       Custodian means the institution designated by an

Investment Company to maintain possession and control of its assets.

d.       Customer means an individual, corporate, partnership,

trust customer, shareholder or subscriber of an Investment

Company which has a written agreement with the ASSURED for Voice

Initiated Funds Transfer Instruction.

e.       Employee means:

(1)      an officer of the ASSURED,

(2)      a natural person while in the regular service of the

ASSURED at any of the ASSURED’S premises and compensated

directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or

equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)      a guest student pursuing studies or performing duties

in any of the ASSURED’S premises,

(4)      an attorney retained by the ASSURED and an employee of

such attorney while either is performing legal services for the

ASSURED,

(5)      a natural person provided by an employment contractor

to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

(6)      an employee of an institution merged or consolidated

with the ASSURED prior to the effective date of this Bond,

(7)      a director or trustee of the ASSURED, but only while

performing acts within the scope of the customary and usual

duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the

ASSURED, or

(8)      each natural person, partnership or corporation

authorized by written agreement with the ASSURED to perform

services as electronic data processor of checks or other

accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.       creating, preparing, modifying or maintaining the

ASSURED’S computer software or programs, or

b.       acting as transfer agent or in any other agency

capacity in issuing checks, drafts or securities for the

ASSURED,

(9)      any partner, officer or employee of an investment

advisor, an underwriter (distributor), a transfer agent or

shareholder accounting recordkeeper, or an administrator, for an

Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

        The term Employee shall not include any partner, officer

or employee of a transfer agent, shareholder accounting

recordkeeper or administrator:

a.       which is not an “affiliated person” (as defined in

Section 2(a) of the Investment Company Act of 1940) of an

Investment Company or of the investment advisor or underwriter

(distributor) of such Investment Company, or

b.       which is a “bank” (as defined in Section 2(a) of the

Investment Company Act of 1940).

        This Bond does not afford coverage in favor of the

employers of persons as set forth in e. (4), (5) and (8) above,

and upon payment to the ASSURED by the COMPANY resulting

directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether

acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have

against such employers by reason of such acts so committed

shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

        Each employer of persons as set forth in e.(4), (5) and

(8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth

paragraph of Section 13.

        Independent contractors not specified in e.(4), (5) or

(8) above, intermediaries, agents, brokers or other

representatives of the same general character shall not be

considered Employees.

f.       Forgery means the signing of the name of another

natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name,

with or without authority, in any capacity for any purpose.

g.       Investment Company means any investment company

registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h.       Items of Deposit means one or more checks or drafts

drawn upon a financial institution in the United States of

America.

i.       Larceny or Embezzlement means larceny or embezzlement

as defined in Section 37 of the Investment Company Act of 1940.

j.       Property means money, revenue and other stamps;

securities; including any note, stock, treasury stock, bond,

debenture, evidence of indebtedness, certificate of deposit,

certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization

certificate or subscription, transferable share, investment

contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or

interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money

orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data

processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the

ASSURED is liable therefor.

k.       Relative means the spouse of an Employee or partner of

the ASSURED and any unmarried child supported wholly by, or

living in the home of, such Employee or partner and being

related to them by blood, marriage or legal guardianship.

l.       Securities, documents or other written instruments

means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business

transferable by delivery of such instruments with any necessary endorsements or assignments.

m.       Subsidiary means any organization that, at the

inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty

percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n.       Transportation Company means any organization which

provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o.       Voice Initiated Election means any election concerning

dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

p.       Voice Initiated Redemption means any redemption of

shares issued by an Investment Company which is requested by voice over the telephone.

q.       Voice Initiated Funds Transfer Instruction means any

Voice Initiated Redemption or Voice Initiated Election.

        For the purposes of these definitions, the singular

includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2.       This bond does not directly or indirectly cover:

a.       loss not reported to the COMPANY in writing within

sixty (60) days after termination of this Bond as an entirety;

b.       loss due to riot or civil commotion outside the United

States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection.  This Section 2.b.,

however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion,

military, naval or usurped power, war or insurrection;

c.       loss resulting from the effects of nuclear fission or

fusion or radioactivity;

d.       loss of potential income including, but not limited to,

interest and dividends not realized by the ASSURED or by  any customer of the ASSURED;

e.       damages of any type for which the ASSURED is legally

liable, except compensatory damages, but not multiples thereof,

arising from a loss covered under this Bond;

f.       costs, fees and expenses incurred by the ASSURED in

establishing the existence of or amount of loss under this Bond,

except to the extent covered under INSURING CLAUSE 11.;

g.       loss resulting from indirect or consequential loss of

any nature;

h.       loss resulting from dishonest acts by any member of the

Board of Directors or Board of Trustees of the ASSURED who is

not an Employee, acting alone or in collusion with others;

i.       loss, or that part of any loss, resulting solely from

any violation by the ASSURED or by any Employee:

(1)      of any law regulating:

a.       the issuance, purchase or sale of securities,

b.       securities transactions on security or commodity

exchanges or the over the counter market,

c.       investment companies,

d.       investment advisors, or

(2)      of any rule or regulation made pursuant to any such

law; or

j.       loss of confidential information, material or data;

k.       loss resulting from voice requests or instructions

received over the telephone, provided however, this Section 2.k.

shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except

Insuring Clause 1.

3.       This Bond does not directly or indirectly cover:

a.       loss caused by an Employee, provided, however, this

Section 3.a. shall not apply to loss covered under INSURING

CLAUSE 2. or 3. which results directly from misplacement,

mysterious unexplainable disappearance, or damage or destruction of Property;

b.       loss through the surrender of property away from

premises of the ASSURED as a result of a threat:

(1)      to do bodily harm to any natural person, except loss of

Property in transit in the custody of any person acting as

messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such

threat, and provided further that this Section 3.b.  shall not apply to INSURING CLAUSE 7., or

(2)      to do damage to the premises or Property of the

ASSURED;

c.       loss resulting from payments made or withdrawals from

any account involving erroneous credits to such account;

d.       loss involving Items of Deposit which are not finally

paid for any reason provided however, that this Section 3.d.

shall not apply to INSURING CLAUSE 10.;

e.       loss of property while in the mail;

f.       loss resulting from the failure for any reason of a

financial or depository institution, its receiver or other

liquidator to pay or deliver funds or other Property to the

ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary,

misplacement, mysterious unexplainable disappearance, damage,

destruction or removal from the possession, custody or control of the ASSURED.

g.       loss of Property while in the custody of a

Transportation Company, provided however, that this Section 3.g.

shall not apply to INSURING CLAUSE 3.;

h.       loss resulting from entries or changes made by a

natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner,

officer, or employee authorized by the ASSURED to design,

develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

i.       loss resulting directly or indirectly from the input of

data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a

customer, by a customer or other person who had authorized

access to the customer’s authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except

Insuring Clauses 1., 4., And 5.

4.       This bond does not directly or indirectly cover:

a.       loss resulting from the complete or partial non-payment

of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

provided, however, this Section 4.a. shall not apply to INSURING

CLAUSE 8.;

b.       loss resulting from forgery or any alteration;

c.       loss involving a counterfeit provided, however, this

Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of

Liability

5.       At all times prior to termination of this Bond, this

Bond shall continue in force for the limit stated in the

applicable sections of ITEM 2. of the DECLARATIONS,

notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a.       any one act of burglary, robbery or hold-up, or attempt

thereat, in which no Employee is concerned or implicated, or

b.       any one unintentional or negligent act on the part of

any one person  resulting in damage to or destruction or

misplacement of Property, or

c.       all acts, other than those specified in a. above, of

any one person, or

d.       any one casualty or event other than those specified in

a., b., or c. above,

shall be deemed to be one loss and shall be limited to the

applicable LIMIT OF LIABILITY stated in ITEM 2. of the

DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.       directly or indirectly aid in any way wrongful acts of

any other person or persons, or

ii.      permit the continuation of wrongful acts of any other

person or persons

whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other

person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6.       This Bond applies only to loss first discovered by an

officer of the ASSURED during the BOND PERIOD.  Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a.       facts which may subsequently result in a loss of a type

covered by this Bond, or

b.       an actual or potential claim in which it is alleged

that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred,

even though the amount of loss does not exceed the applicable

DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7.       a. The ASSURED shall give the COMPANY notice thereof at

the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50%

of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the

DECLARATIONS.

b.       The ASSURED shall furnish to the COMPANY proof of loss,

duly sworn to, with full particulars within six (6) months after such discovery.

c.       Securities listed in a proof of loss shall be

identified by certificate or bond numbers, if issued with them.

d.       Legal proceedings for the recovery of any loss under

this Bond shall not be brought prior to the expiration of sixty

(60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the

discovery of such loss.

e.       This Bond affords coverage only in favor of the

ASSURED.  No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

f.       Proof of loss involving Voice Initiated Funds Transfer

Instruction shall include electronic recordings of such

instructions.

Deductible Amount

8.       The COMPANY shall not be liable under any INSURING

CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the

DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the

DECLARATIONS.

        There shall be no deductible applicable to any loss

under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation

9.       BOOKS OF ACCOUNT OR OTHER RECORDS

        The value of any loss of Property consisting of books of

account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

        The value of any loss of Property other than books of

account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however,

that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

        In the case of a loss of interim certificates, warrants,

rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or

deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration.  If no market price is quoted for such Property or for such privileges,

the value shall be fixed by agreement between the parties.

        OTHER PROPERTY

        The value of any loss of Property, other than as stated

above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement

10.      In the event of a loss of securities covered under this

Bond, the COMPANY may, at its sole discretion, purchase

replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

        The indemnity required from the ASSURED under the terms

of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

a.       for securities having a value less than or equal to the

applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.       for securities having a value in excess of the

DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY -

the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.       for securities having a value greater than the

applicable LIMIT OF LIABILITY - the percentage that the

DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT

OF LIABILITY bears to the value of the securities.

        The value referred to in Section 10.a., b., and c. is

the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the

COMPANY’S indemnity is sustained.

        The COMPANY is not required to issue its indemnity for

any portion of a loss of securities which is not covered by this

Bond; however, the COMPANY may do so as a courtesy to the

ASSURED and at its sole discretion.

        The ASSURED shall pay the proportion of the Company’s

premium charge for the Company’s indemnity as set forth in

Section 10.a., b., and c.  No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery

11.      In the event of a payment under this Bond, the COMPANY

shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment.  On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

        Recoveries, whether effected by the COMPANY or by the

ASSURED, shall be applied net of the expense of such recovery in the following order:

a.       first, to the satisfaction of the ASSURED’S loss which

would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.       second, to the COMPANY in satisfaction of amounts paid

in settlement of the ASSURED’S claim,

c.       third, to the ASSURED in satisfaction of the applicable

DEDUCTIBLE AMOUNT, and

d.       fourth, to the ASSURED in satisfaction of any loss

suffered by the ASSURED which was not covered under this Bond.

        Recovery from reinsurance or indemnity of the COMPANY

shall not be deemed a recovery under this section.

Cooperation Of Assured

12.      At the COMPANY’S request and at reasonable times and

places designated by the COMPANY, the ASSURED shall:

a.       submit to examination by the COMPANY and subscribe to

the same under oath,

b.       produce for the COMPANY’S examination all pertinent

records, and

c.       cooperate with the COMPANY in all matters pertaining to

the loss.

        The ASSURED shall execute all papers and render

assistance to secure to the COMPANY the rights and causes of action provided for under this Bond.  The ASSURED shall do

nothing after loss to prejudice such rights or causes of action.

Termination

13.      If the Bond is for a sole ASSURED, it shall not be

terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and

Exchange Commission, Washington, D.C., not less than sixty (60)

days prior to the effective date of such termination.

        If the Bond is for a joint ASSURED, it shall not be

terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all

ASSURED Investment Companies and to the Securities and Exchange

Commission, Washington, D.C., not less than sixty (60) days

prior to the effective date of such termination.

        This Bond will terminate as to any one ASSURED, other

than an Investment Company:

a.       immediately on the taking over of such ASSURED by a

receiver or other liquidator or by State or Federal officials,

or

b.       immediately on the filing of a petition under any State

or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the

ASSURED, or

c.       immediately upon such ASSURED ceasing to exist, whether

through merger into another entity, disposition of all of its assets or otherwise.

        The COMPANY shall refund the unearned premium computed

at short rates in accordance with the standard short rate

cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

        If any partner, director, trustee, or officer or

supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such

Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a.       shall immediately remove such Employee from a position

that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

b.       within forty-eight (48) hours of learning that an

Employee has committed any dishonest act, shall notify the

COMPANY, of such action and provide full particulars of such dishonest act.

        The COMPANY may terminate coverage as respects any

Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange

Commission, Washington, D.C. of its desire to terminate this

Bond as to such Employee.

Other Insurance

14.      Coverage under this Bond shall apply only as excess

over any valid and collectible insurance, indemnity or

suretyship obtained by or on behalf of:

a.       the ASSURED,

b.       a Transportation Company, or

c.       another entity on whose premises the loss occurred or

which employed the person causing the loss or engaged the

messenger conveying the Property involved.

Conformity

15.      If any limitation within this Bond is prohibited by any

law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16.      This Bond or any instrument amending or affecting this

Bond may not be changed or modified orally.  No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized

representative of the COMPANY.

        If this Bond is for a sole ASSURED, no change or

modification which would adversely affect the rights of the

ASSURED shall be effective prior to sixty (60) days after

written notice has been furnished to the Securities and Exchange

Commission, Washington, D.C., by the acting party.

        If this Bond is for a joint ASSURED, no charge or

modification which would adversely affect the rights of the

ASSURED shall be effective prior to sixty (60) days after

written notice has been furnished to all insured Investment

Companies and to the Securities and Exchange Commission,

Washington, D.C., by the COMPANY.

=================================================================

                                                                                   FEDERAL INSURANCE COMPANY

                                                                                                     Endorsement No:    1  Bond

                                                                                                        Bond Number:  81951475

NAME OF ASSURED:   MARSHALL FUNDS, INC.

                                         C/O M & I INVESTMENT MANAGEMENT CORP.

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.     By adding to Section 13., Termination, the following:

“Termination By The Company

Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days,

or, if this Bond is a renewal, the COMPANY may terminate by

providing written notice of cancellation at least sixty (60)

days before the effective date of termination for at least one of the following reasons:

1.  Nonpayment of premium;

2.  Discovery of fraud or material misrepresentation in

obtaining this Bond or in the presentation of a claim

thereunder;

3.  Discovery of willful or reckless acts or omissions or

violation of any provision of this Bond on the part of the

ASSURED which substantially and materially increases any

hazard insured against, and which occurred subsequent to

the inception of the current BOND PERIOD;

4.  Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5.  Material change in the risk which increases the risk of

loss after insurance coverage has been issued or renewed,

except to the extent that the COMPANY should reasonably

have foreseen the change, or contemplated the risk when the

contract was written;

6.  Determination by the Commissioner that the continuation

of the Bond would jeopardize a COMPANY’S solvency or would

place the COMPANY in violation of the insurance laws of any

state;

7.  Determination by the Commissioner that continuation of

the present premium volume of the COMPANY would jeopardize

the COMPANY’S policyholders, creditors or the public;

8.  Such other reasons that are approved by the Commissioner;

9.  Determination by the Commissioner that the COMPANY no

longer has adequate reinsurance to meet the ASSUREDS needs;

10. Substantial breaches of contractual duties, conditions or warranties; or

11. Unfavorable underwriting facts, specific to the ASSURED,

existing that were not present at the inception of the

Bond.

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less,

and it is not a renewal Bond, the COMPANY may terminate for

any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or

delivered, by certified mail, return receipt provided by the

United States Postal Service, to the ASSURED and to the

authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address

shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the

COMPANY will mail or deliver, by certified mail, return

receipt provided by the United States Postal Service, a

written notice at least thirty (30) days before the effective date of cancellation.  The cancellation notice shall contain information regarding the amount of premium due and the due

date, and shall state the effect of nonpayment by the due

date.  Cancellation shall not be effective if payment of the amount due is made prior to the effective date of

cancellation.

All notice of cancellation shall state the reason(s) for

cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or

corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply

with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such

information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY

shall mail or deliver written notice, by certified mail,

return receipt, provided by the United States Postal Service,

to the ASSURED, at his last known address, at least sixty (60)

days before the expiration date or before the anniversary

date, if this  Bond has been written for a term of more than one (1) year.  Such notice shall also be mailed to the

ASSURED’S agent or broker, if any.

Such notice shall contain all of the following:

a.   Bond Number:

b.   Date of Notice;

c.   Reason for Cancellation;

d.   Expiration Date of the Bond;

e.   Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a

COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the

ASSURED has requested or agreed to nonrenewal, or the Bond  is expressly designated as nonrenewable.

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED

shall be refunded to the ASSURED on a pro rata basis if

terminated by the COMPANY or the ASSURED.  The unearned

premiums shall be refunded to the ASSURED within forty-five

(45) days of receipt of the request for cancellation or the

effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on

less favorable terms or at higher rates, the new terms or

higher premiums may take effect on the renewal date, if the

COMPANY mails or delivers by certified mail, return receipt

provided by the United States Postal Service, to the ASSURED,

notice of the new terms or premiums at least sixty (60) days prior to the renewal date.  If the COMPANY notifies the

ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the

ASSURED may elect to cancel the renewal Bond within the sixty

(60) day period.  If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the

Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is

obtained by the ASSURED, whichever occurs first.”

2.  It is further understood and agreed that for the purposes of

Section 13., Termination, any occurrence listed in this

Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on

September 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 3, 2006

By

 /s/ Robert Hamburger

Authorized Representative

===================================================================

                                                                                        FEDERAL INSURANCE COMPANY

                                                                                                          Endorsement No.:   2 Bond

                                                                                                        Bond Number:      81951475

NAME OF ASSURED:  MARSHALL FUNDS, INC.

                                        C/O M & I INVESTMENT MANAGEMENT CORP.

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.     By adding the following INSURING CLAUSE:

12.    Telefacsimile Instruction

Loss resulting directly from the ASSURED having

transferred, paid or delivered any funds or other

Property or established any credit, debited any

account or given any value on the faith of any

fraudulent instructions sent by a Customer, financial

institution or another office of the ASSURED by

Telefacsimile directly to the ASSURED authorizing or

acknowledging the transfer, payment or delivery of

funds or Property or the establishment of a credit or

the debiting of an account or the giving of value by

the ASSURED where such Telefacsimile instructions:

a.   bear a valid test key exchanged between the

ASSURED and a Customer or another financial

institution with authority to use such test key

for Telefacsimile instructions in the ordinary

course of business, but which test key has been

wrongfully obtained by a person who was not

authorized to initiate, make, validate or

authenticate a test key arrangement, and

b.  fraudulently purport to have been sent by such

Customer or financial institution when such

Telefacsimile instructions  were transmitted

without the knowledge or consent of such Customer

or financial institution by a person other than

such Customer or financial institution and which

bear a Forgery of a signature, provided that the

Telefacsimile instruction was verified by a

direct call back to an employee of the financial

institution, or a person thought by the ASSURED

to be the Customer, or an employee of another

financial institution.

2.  By deleting from Section 1., Definitions, the definition of

Customer in its entirety, and substituting the following:

d.   Customer means an individual, corporate, partnership,

trust customer, shareholder or subscriber of an

Investment Company which has a written agreement with

the ASSURED for Voice Initiated Funds Transfer

Instruction or Telefacsimile Instruction.

3.   By adding to Section 1., Definitions, the following:

r.  Telefacsimile means a system of transmitting written

documents by electronic signals over telephone lines

to equipment maintained by the ASSURED for the purpose

of reproducing a copy of said document.  Telefacsimile

does not mean electronic communication sent by Telex

or similar means of communication, or through an

electronic communication system or through an

automated clearing house.

4.   By adding to Section 3., Specific Exclusions Applicable to

All Insuring Clauses Except Insuring Clause 1. the

following:

j. loss resulting directly or indirectly from

Telefacsimile instructions provided, however, this

exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on

September 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 3, 2006

By

 /s/ Robert Hamburger

Authorized Representative

============================================================

                                                                        FEDERAL INSURANCE COMPANY

                                                                                         Endorsement No.:    3 Bond

                                                                                            Bond Number:  81951475

NAME OF ASSURED:  MARSHALL FUNDS, INC.

                                        C/O M & I INVESTMENT MANAGEMENT CORP.

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.     By adding the following INSURING CLAUSE:

“13.   Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally

liable to pay compensatory damages for:

a.   complying or failing to comply with notice from any

customer of the ASSURED or any authorized

representative of such customer, to stop payment on any

check or draft made or drawn upon or against the

ASSURED by such customer or by any authorized

representative of such customer, or

b.   refusing to pay any check or draft made or drawn

upon or against the ASSURED by any customer of the

ASSURED or by any authorized representative of such

customer.”

2.    By adding the following Specific Exclusion:

“Section 4.A. Specific Exclusions - Applicable to INSURING

CLAUSE 13

This Bond does not directly or indirectly cover:

a.  liability assumed by the ASSURED by agreement under any

contract, unless such liability would have attached to the

ASSURED even in the absence of such agreement,

b.  loss arising out of:

(1) libel, slander, wrongful entry, eviction, defamation,

false arrest, false imprisonment, malicious

prosecution, assault or battery,

(2)  sickness, disease, physical bodily harm, mental or

emotional distress or anguish, or death of any person,

or

(3)  discrimination.”

This Endorsement applies to loss discovered after 12:01 a.m. on

September 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 3, 2006

By

 /s/ Robert Hamburger

Authorized Representative

================================================================

                                                                                FEDERAL INSURANCE COMPANY

                                                                                                    Endorsement No.:   4 Bond

                                                                                                 Bond Number:      81951475

NAME OF ASSURED: MARSHALL FUNDS, INC.

                                       C/O M & I INVESTMENT MANAGEMENT CORP.

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

14.  Unauthorized Signature

Loss resulting directly from the ASSURED having accepted,

paid or cashed any check or Withdrawal Order made or drawn

on or against the account of the ASSURED’S  customer which

bears the signature or endorsement of one other than a

person whose name and signature is on file with the ASSURED

as a signatory on such account.

It shall be a condition precedent to the ASSURED’S right of

recovery under this INSURING CLAUSE that the ASSURED shall

have on file signatures of all the persons who are

signatories on such account.

2.   By adding to Section 1., Definitions, the following:

s.  Instruction means a written order to the issuer of an

Uncertificated Security requesting that the transfer,

pledge or release from pledge of the specified

Uncertificated Security be registered.

t.  Uncertificated Security means a share, participation or

other interest in property of or an enterprise of the

issuer or an obligation of the issuer, which is:

(1)  not represented by an instrument and the transfer of

which is registered on books maintained for that

purpose by or on behalf of the issuer, and

(2)  of a type commonly dealt in on securities exchanges or

markets, and

(3)  either one of a class or series or by its terms

divisible into a class or series of shares,

participations, interests or obligations.

u.   Withdrawal Order means a non-negotiable instrument, other

than an Instruction, signed by a customer of the ASSURED

authorizing the ASSURED to debit the customer’s account in

the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on

September 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 3, 2006

By

 /s/ Robert Hamburger

Authorized Representative

=============================================================

Effective date of

this endorsement: September 1, 2006  FEDERAL INSURANCE COMPANY

                                                                                Endorsement No.:  5 Bond

                                                                                 To be attached to and form

                                                                                                    a part of Policy

                                                                                          Number:    81951475

Issued to:   MARSHALL FUNDS, INC.

                   C/O M & I INVESTMENT MANAGEMENT CORP.

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 3, 2006

By

 /s/ Robert Hamburger

Authorized Representative

===========================================================

Chubb & Son, div. of Federal Insurance Company

as manager of the member insurers of the

Chubb Group of Insurance Companies

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance

Act of 2002 (the “Act”) effective November 26, 2002, this policy makes available to you insurance for losses arising out of

certain acts of international terrorism.  Terrorism is defined as any act certified by the Secretary of the Treasury, in

concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or

infrastructure; to have resulted in damage within the United

States, or outside the United States in the case of an air

carrier or vessel or the premises of a United States Mission;

and to have been committed by an individual or individuals

acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the

United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act.  Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.  The

portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

=============================================================

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the

Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.

The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Approval of Renewal of Fidelity Bond Coverage

WHEREAS,

Section 17(g) and Rule 17g-1 under the Investment Company Act of 1940 require a fidelity bond against larceny and embezzlement covering all officers and employees of a fund with access to securities or funds of the investment company; and

WHEREAS,

Rule 17g-1 requires that such fidelity bond must be in a form and amount (subject to certain specified minimums) as a majority of the disinterested directors shall approve after due consideration of all relevant factors, including, the anticipated value of the fund's assets, custody arrangements and the nature of a fund's investments.

RESOLVED,

that the officers of the Corporation are authorized to continue a blanket bond in the amount of $10 million from Federal Insurance Company in substantially the form presented at this meeting and an annual premium of $14,250 (or from such other underwriter as the officers of the Corporation deemed comparable and that provides coverage similar to the bond presented); and that the appropriate officers of the Corporation are authorized to increase the amount of the bond as is necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940;

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board of Directors, including, but not limited to, the existing and projected value of the aggregate assets of the Corporation to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Corporation;

FURTHER RESOLVED, that any officer of the Corporation is authorized to execute and deliver said fidelity bond and to make any and all payments and do any and all other acts, in the name of the Corporation and on its behalf, as he or she, or any of them, may determine to be necessary or desirable and proper with advice of counsel in connection with the foregoing resolutions;

FURTHER RESOLVED, that Timothy Bonin is designated as the individual responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940.